Award-winning FDA-cleared AI bringing skin cancer detection to non-specialist clinicians



dermasensor.com Miami, FL X in ▶ f ⊙ ♪   Technology   B2B   Healthcare   Hardware   Biotech

Highlights

VC-Backed	Fast Growth	Repeat Founder
Raised $250K or more from a venture firm	Revenue growing 2X/yr for at least prior 6 months	Started a prior company with $2M+ in funding or revenue

1. First & only automated skin cancer detection tool cleared by the FDA for Primary Care Physicians

2. $1M contracted ARR at year-end 2025 driven by 3X growth in paid devices YoY

3. 40K lesions scanned, 9 published clinical studies; device cuts physicians missed cancers by 50-68%

4. $20M raised including Pier 70 Ventures, Kern Venture Group & GenHenn Venture

5. Exited unicorn co-founder ($1.65B to Stryker); leadership from Genentech, Optum, & Abbott

6. 10 US health systems & 100s of practices under contract; Class 2b CE Mark in Europe; 5 patents

7. TIME Best Invention, Inc. Best in Innovation, Edison & SXSW winner; Forbes & CBS features

8. $8B+ US & European market across 1.5M+ frontline clinicians evaluating suspicious lesions

Featured Investors



Pier70 Ventures in   [Follow]   Invested $750,000 ⓘ

At Pier 70, we invest in impact-driven innovation. We find and fund disruptive technologies with the potential to shake up the status quo in healthcare

Preetha Ram, PhD, MBA, Managing Partner
"As both an investor and board member, I am incredibly bullish on DermaSensor's commercial future. The company addresses a clear, multi-billion-dollar market opportunity by providing an elegant Hardware-as-a-Service model that seamlessly fits into a primary care workflow. By integrating spectroscopy with proprietary, deep-learning AI algorithms, DermaSensor enables everyday physicians to evaluate suspicious lesions with dermatologist-level accuracy in just 30 seconds. Early contract wins with top-tier health systems prove that the market is hungry for this technology, making it one of the most exciting investment opportunities in Healthcare AI today."



GenHenn Capital   [Follow]

Family office and venture capital firm investing across healthcare, technology, and biotech, with a focus on life sciences and healthtech.

TiE Global Angels   [Follow]   Invested $100,000 ⓘ

A global platform for TiE Charter Members to invest in startups, part of TiE's worldwide network of 72 chapters and 3,000+ charter members. TGA gives founders access to capital plus TiE's mentoring and business network across the Americas and India.

 **Dr. Maurice Ferre** [Follow]

Dr. Ferre is the current CEO of InSightec, the former CEO of MAKO Surgical, and a former VP at GE Healthcare. He has had multiple successful medical device exits (MAKO sold to Stryker for $1.7B), three CE marks, and successfully commercialized 2 products.

"DermaSensor was born from a vision to vision to revolutionize skin cancer detection. It's a public health issue that demands public attention. What I'm passionate about is finding ways to cure disease, and when we started talking to dermatologists in Boston, the first thing that came out was that treating skin cancers like melanoma is a public health issue. We have to find ways to detect it early, and that's how DermaSensor was born. I've backed companies before that changed medicine, and I believe this is one of them.""

Team

 **Maurice Ferre, MD**   Chairman & Co-Founder

Multi-exit medtech CEO. Sold MAKO Surgical to Stryker for $1.65B & Visualization Technology to GE. Current CEO of INSIGHTEC ($1B+ valuation). Former GE Healthcare VP. Boston University Biology BA. Boston University MD.

in

 **Cody Simmons**   CEO & Co-Founder

Health tech visionary. Built DermaSensor from concept to FDA clearance & TIME Best Invention. Former BD leader at Genentech & Silicon Valley medtech startup. Brown University Bioengineering & Economics BA. Brown University Bioengineering MS.

 **Ryan Freiden**   Chief Operating Officer

Operations & supply chain genius. Co-founded 4 startups in healthcare and enterprise technologies. Grew reverse value chain infrastructure to $4M in revenue. Led 50+ person team across international markets. University of Arizona Business Administration.

in

 **Chris Fickle, MBA**   Senior VP of Sales and Business Development

Enterprise sales whiz. 2x Chief Revenue Officer. Built & led sales organizations at Optum, Qualcomm & ResMed, driving $100M+ in revenue. Scaled digital health adoption across 100+ health systems. Georgia Southern University Business MBA.

in

 **Justin Frazier, MS**   VP of Clinical Affairs

Clinical trials leader. Led 3 clinical studies across 36 sites supporting DermaSensor's FDA clearance in 2024. 17+ years at ReWalk Robotics, Smith & Nephew, Covidien/Medtronic & Mass General Hospital. Elon University BS. Regis College MS.

in

 **Jacqueline Barberena**   VP of Marketing   `SPV Voting Proxy`

Marketing veteran. 25+ years in life sciences & financial services. Led 9+ product launches across global markets and generated $512M+ in lead opportunities at Abbott & American Express. Managed teams of 20. University of Phoenix Business Management BA.

 **Heather Dombrosky, BSN, RN**   Director of Customer Success

Clinical implementation expert. 10+ years in pediatric critical care at Columbia Presbyterian. Medical technology adoption across 100+ health systems in US & international markets. Guest lecturer, University of Miami. University of Miami Nursing BSN.

in

Memo



DermaSensor is the first and only multi-patented FDA-cleared skin cancer detection

tool for clinicians who aren't dermatologists.

Skin cancer is one of the most common cancers in the world, and one of the most survivable when caught early. Melanoma is 99% survivable when found in the earliest stages, and 40% survivable when found late. The difference is a timely referral, and for decades that referral has come down to the naked eye.

Backed by $20M in VC funding, DermaSensor is ending a reliance on visual guesswork. Using AI-powered spectroscopy, our device scans a suspicious lesion with pulses of light and returns an objective risk result in about 30 seconds.





DermaSensor has earned the kind of recognition that's rare in medtech. TIME named us a Best Invention of the Year, and Inc. named us a Best in Innovation honoree alongside Anthropic and Nvidia.

With FDA clearance secured, commercialization is underway. Hundreds of practices across the U.S. are using the device and ten leading health systems are under contract. Contracted devices and annual recurring revenue tripled from year-end 2024 to 2025, with 40,000+ lesions already scanned.



Europe is next. Our device has earned its CE Mark, the certification that authorizes its sale across the EU. We've also secured a collaboration with England's National Health Service (NHS), opening the door to the second largest single-payer health system in the world.

For investors, DermaSensor is a proven, FDA-cleared and CE-marked technology in an $8B+ market with no other cleared competitor, backed by $20M and a team that's sold medical device companies to Stryker and GE.

We're building a future where no life is lost to a visible cancer that could have been caught in time.

Nearly 50% of skin cancer referrals can be missed in primary care.

Skin cancer is 99% survivable, so **why do 120,000 people die each year?**

Over 120,000 people die from skin cancer every year around the world, almost always because it was caught too late.



In the US alone, 3 million people are diagnosed annually. Hundreds of thousands

undergo invasive surgeries that earlier detection could have prevented, and tens of thousands sadly die. The difference between a routine procedure and a deadly diagnosis comes down to timing.



The biggest obstacle to catching it early is getting to a specialist.

In the US, only about 11,000 dermatologists serve 100 million at-risk people. Across the UK and Europe, the wait to see a dermatologist can stretch months. Between waitlists, time off work, and out-of-pocket costs, and lack of awareness, most people simply never go.



The job of catching skin cancer early falls to the clinicians who see patients for routine physicals. Most primary care clinicians get little dermatology training and often aren't confident evaluating a suspicious mole. Fewer than 9% report using a dermatoscope regularly, a subjective tool that requires extensive training.

Suspicious moles end up being evaluated the same way they were decades ago, by the eye alone. Real cancers get missed, and harmless moles like skin tags get sent to specialists.

Non-dermatologist clinicians have never had an objective detection device available in the exam room.







DermaSensor is equipping clinicians on the front lines with a skin cancer risk detection device that can be used during the same visit it's spotted.

The technology behind DermaSensor was pioneered at Boston University, where Professor Irving Bigio invented the field of Elastic Scattering Spectroscopy.

The light-scattering technology behind DermaSensor

The technology behind DermaSensor was pioneered at **Boston University**, where **Professor Irving Bigio**, one of the top spectroscopy researchers in the world, invented the field of **Elastic Scattering Spectroscopy**.

What was once a 30-pound lab instrument is now a handheld device that helps detects skin cancer — instantly and without a biopsy.



What was once a 30-pound instrument is now a sleek handheld device that pulses light across 47 wavelengths to capture cellular and sub-cellular features beneath the lesion's surface. The device reads what no eye can.

The algorithm then scores the wavelengths against a database of lesions confirmed by biopsy or board-certified dermatologists.

 ## What it looks like in the exam room



Discovery
A clinician spots the suspicious legion

Investigation
5 optical recordings are taken ~1mm beneath tissue surface

AI Analysis
AI compares the lesion's cellular signature to benign lesions and thousands of confirmed cancers

Result
In 30 seconds, a result is generated: "Monitor" or "Investigate Further" with 1 to 10 risk score



40,000+ spectral scans from **4,500+** biopsy-confirmed lesions

The patient never feels a thing. They leave the visit with an answer instead of months-long worry.

The objective result also moves patients to take action: clinicians tell us patients are far more likely to follow through on a dermatology referral when they've seen the score for themselves.

The patient thought it was nothing.
The DermaSensor said 10/10.



One patient had dismissed a mole for years and didn't want to see a dermatologist. His family physician, Dr. Kevin Wong, scanned it in 30 seconds.

The result came back a 10, the highest risk on the scale. That number was enough to convince the patient to go to a specialist, fast. **It was melanoma, caught in time.**

Dr. Kevin Wong, MD
The doctor who caught cancer in time



Every scan makes DermaSensor smarter and stronger, widening a lead no competitor can close. For years, others have tried to solve skin cancer detection with photos. They all ran into the same problem: a picture only sees the surface.

Several image-based competitors failed to achieve meaningful market adoption or FDA clearance, a previously cleared predecessor exited the market, and consumer melanoma apps faced regulatory roadblocks.

DermaSensor took a different path. Instead of analyzing images, our device reads optical signals from beneath the skin, capturing objective information the naked eye and a camera cannot. The result is a category-defining technology with no direct equivalent today, protected by a 5 patents spanning the core detection method and our proprietary calibration and algorithms.



There was no category for a device like ours. **We created it.**

- First and only automated skin cancer device cleared for US primary care
- First medical device of any kind to use Elastic Scattering Spectroscopy
- Protected by 5 patents plus exclusive Boston University licenses
- A proprietary dataset no competitor can buy

Our moat gets deeper with every scan: while image-based AI can train on millions of public photos, spectral data can only come from a device in a clinician's hand, and ours is the only one out there.

Primary care physicians are already scanning more than 2,000 lesions a month, and every scan makes the algorithm sharper.



Everyone in the exam room wins

Clinicians
billable at every use, adding $100+ in reimbursement per patient

Insurers
fewer unnecessary referrals and biopsies, and lower downstream costs

Patients
an answer in the same visit, and fewer needless copays and procedures

Beyond primary care, the same device already serves concierge medicine, dermatology groups, and medical aesthetics clinics, with reimbursement in place across them.

Because the device runs on software DermaSensor updates remotely, every unit in the field gets better over time.

Four programs are already in development on the same hardware, including a melanoma-optimized algorithm showing early gains and a planned label expansion to nurse practitioners and physician assistants, which would roughly triple the addressable clinician base from 300,000 to nearly 1,000,000.

Trusted by physicians, the FDA, and the NHS



99% of physicians reported at least one device benefit from using DermaSensor

81% of physicians reported increased confidence in evaluating skin lesions

TIME BEST INVENTIONS 2024 · Best in Business BEST IN INNOVATION · SXSW Innovation Awards Finalist · EDISON AWARDS · MEDTECH BREAKTHROUGH AWARDS · NHS · FDA · FAST COMPANY · nature · Forbes · CBS NEWS · FOX NEWS media

DermaSensor is in daily use across family medicine, internal medicine, concierge practices, walk-in clinics, and major health systems. Clinicians adopted it first, and now patients ask for it by name, searching our Physician Finder to locate practices that carry the device.

From TIME's Best Inventions to Inc.'s Best in Innovation, DermaSensor has been recognized among the most innovative companies in the world. But the most compelling endorsements come from the exam room.









DermaSensor was co-founded by Dr. Maurice Ferre, a multi-exit medtech CEO. Dr. Ferre scaled MAKO Surgical, the robotic-surgery company, to a $1.65B acquisition by Stryker as CEO. He now chairs DermaSensor's board alongside two other MAKO leaders. They've taken a first-in-class device from launch to exit, and they're doing it again for skin cancer.

CEO and Co-Founder Cody Simmons, a Brown University-trained bioengineer and former Genentech business development leader, was hand-picked by the founders to turn their research project into a company. He built DermaSensor from concept to FDA clearance and a TIME Best Invention of the Year.

DermaSensor's commercial team has scaled products at Fitbit, Johnson & Johnson, and Qualcomm, and our clinical team has carried the DermaSensor device through pivotal FDA studies. This all-star leadership team has deep expertise in putting new technology into clinicians' hands.



Maurice Ferre, MD
Chairman & Co-Founder

Cody Simmons, MS
CEO & Co-Founder

Ryan Freiden
Chief Operating Officer

Justin Frazier, MS
VP of Clinical Affairs

Jacqueline Barberena
VP of Marketing

Scientific Advisory Board



Irving Bigio, PhD
Inventor of Elastic Scattering Spectroscopy, Boston University

Jane Grant-Kels, MD
Founding Chair of Dermatology, UConn

David Leffell, MD
Chief of Dermatologic Surgery, Yale

John Geisse, MD
Mohs surgery pioneer and Clinical Professor, UCSF

Giovanni Pellacani, MD
Chairman of Dermatology, University of Modena

Every device generates SaaS-style **recurring revenue**

DermaSensor is built on a software-as-a-service model. Clinicians subscribe to the device for $199 to $399 a month based on usage, like a phone plan.

Because there are no large upfront purchase fees to approve, the average sales cycle runs under a month, and every practice that signs on generates recurring revenue.



$199–399	$25,000	94%	~10 months
Monthly subscription per device	Estimated revenue per device over its five-year life	Gross margin over a device's life	To recoup the cot of winning a customer

Subscriptions work because clinicians see returns immediately. Reimbursement is already in place today.

Medicare's national rate pays $198 per procedure, customers average $100+ per patient across payers, and existing billing codes can add roughly $24,600 a year in gross revenue for a single primary care physician. A practice scanning at the average rate covers its subscription 5-10 times over each month.



$198	$100+	~$24,600
Medicare national reimbursement rate per procedure	Medicare national reimbursement rate per procedure	Potential annual billing revenue per primary care physician

Revenue comes through three channels:

1) digital direct sales to private practices,

2) executive-led contracts with health systems, and

3) national distribution through reps who will sell devices alongside supplies clinicians already order.

Sales in Europe will follow with commercial partners under the new CE Mark.

On track to **3-5X ARR this year**

DermaSensor launched commercially in May 2024 and is scaling fast. Paid devices tripled in 2025, closing the year at $1M in contracted annual recurring revenue (ARR), with clinicians using each device twice as often as projected. In 2026, contracted revenue is on track to at least triple again.



The next wave of revenue is driven by deals already in place: a national distribution partnership putting 500+ reps behind the device, health system deployments underway, and European commercialization.

The economics compound from there. DermaSensor reaches profitability at 2,500 active devices, and beyond that point every new device adds revenue at a 94% lifetime gross margin.

Forward looking projections are not guaranteed.

An $8B market with **one FDA-cleared player**

DermaSensor's market is every clinician who evaluates suspicious moles but isn't a dermatologist.

In the US alone, that includes 300,000 primary care physicians today, growing to nearly one million clinicians as the device expands to nurse practitioners and physician assistants. Across Europe, it's larger still. DermaSensor is the only FDA-cleared and CE-marked device built for any of them.



From US launch to **global standard**



Devices like this have **sold for billions**

When a diagnostic device proves itself with clinicians, the largest names in medtech tend to acquire the company behind it. DermaSensor's own chairman has been on the selling side of that deal before.

Forward looking projections are not guaranteed.







$21B	$2.8B	$2.4B
Acquired by Abbott (2026)	Acquired by Exact Sciences (2019)	Acquired by Allergan (2017)

Thrive. Earlier Detection   **Welch Allyn**   **MAKO** SURGICAL CORP   **natus.**

$2.15B	$2.05B	$1.65B	$1.2B
Acquired by Exact Sciences (2021)	Acquired by Hill-Rom (2015)	Acquired by Stryker (2013)	Acquired by ArchiMed (2022)

These examples are simply illustrative. There is no guarantee we will experience a similar acquisition, if any. Forward-looking statements are not guaranteed.

Earn perks when you invest

$5,000+

Annual investor deep-dives
- Access to investor briefings covering adoption, clinical evidence, and commercial expansion across the US and Europe
- The same progress leadership tracks internally

$10,000+

DermaSensor branded merch kit
- A curated set of DermaSensor-branded items – premium insulated tumbler & backpack
- All previous tiers

$25,000+
Limited to 5 investors

Annual call with the CEO
- Join a small-group investor call with Co-Founder and CEO Cody Simmons once a year for a candid look at the strategy, the numbers, and the road ahead.
- All previous tiers

$50,000+
Limited to 5 investors

Founder's dinner
- A seat at an exclusive dinner with Co-Founder and CEO Cody Simmons and Chairman Maurice Ferre, MD. Time with the people building DermaSensor, and the investors backing them.
- All previous tiers

$100,000+
Limited to 3 investors

Sponsor early detection in your name
- Fund the placement of a DermaSensor device in an underserved community clinic, dedicated in your name or in honor of someone affected by skin cancer.
- All previous tiers



Join our mission to **catch skin cancer in time, every time**

Skin cancer is one of the most common cancers in the world, and the most survivable when it's caught early. Backed by $20M from leading VCs and angels, DermaSensor exists to make catching it early the standard with an FDA-cleared or CE-marked device in every exam room at the front line of care.

The pieces are already in place. Across the U.S., hundreds of practices use the device today, ten health systems are under contract, and two distributors are about to put 500+ reps behind it. In Europe, we've laid the foundation for market entry. 1.5M clinicians around the world can't wait to use DermaSensor, because patients can't wait.

Almost everyone knows someone who heard "we caught it too late." It doesn't have to be that way. Clinicians are bringing DermaSensor into their exam rooms, and patients are asking for it by name.

Now it's your turn: own a piece of a company working to make sure no one loses their life to a cancer that was visible all along.

Invest in DermaSensor today →